Afya Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2025

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2025 and December 31, 2024

(In thousands of Brazilian reais)

	Notes	March 31, 2025	December 31, 2024
Assets		(unaudited)
Current assets
Cash and cash equivalents	4	1,154,888	911,015
Trade receivables	5	636,906	595,898
Recoverable taxes		32,118	25,726
Other assets	7	57,304	57,145
Total current assets		1,881,216	1,589,784

Non-current assets
Trade receivables	5	34,014	35,948
Deferred tax assets		7,146	-
Other assets	7	116,371	115,875
Investment in associate	8	53,129	54,442
Property and equipment	9	670,162	658,482
Right-of-use assets	11.2.2	845,698	842,219
Intangible assets	10	5,504,138	5,532,789
Total non-current assets		7,230,658	7,239,755
Total assets		9,111,874	8,829,539

Liabilities
Current liabilities
Trade payables		129,973	128,080
Loans and financing	11.2.1	373,275	363,554
Lease liabilities	11.2.2	47,762	45,580
Accounts payable to selling shareholders	11.2.3	191,698	185,318
Advances from customers		161,262	161,048
Dividends payable	14	130,798	-
Labor and social obligations		237,850	208,076
Taxes payable		35,695	33,456
Income taxes payable		9,517	4,247
Other liabilities		5,137	10,836
Total current liabilities		1,322,967	1,140,195

Non-current liabilities
Loans and financing	11.2.1	1,839,399	1,831,607
Lease liabilities	11.2.2	941,422	932,756
Accounts payable to selling shareholders	11.2.3	274,643	345,454
Taxes payable		134,355	112,681
Provision for legal proceedings	20	115,599	113,521
Other liabilities		42,074	42,742
Total non-current liabilities		3,347,492	3,378,761
Total liabilities		4,670,459	4,518,956

Equity	14
Share capital		17	17
Additional paid-in capital		2,343,939	2,344,521
Treasury shares		(271,751)	(273,955)
Share-based compensation reserve		194,460	187,497
Retained earnings		2,134,090	2,011,875
Equity attributable to equity holders of the parent		4,400,755	4,269,955
Non-controlling interests		40,660	40,628
Total equity		4,441,415	4,310,583
Total liabilities and equity		9,111,874	8,829,539

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2025 and 2024

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	March 31, 2025	March 31, 2024
		(unaudited)	(unaudited)

Revenue	16	936,360	804,239
Cost of services	17	(282,639)	(269,504)
Gross profit		653,721	534,735

Selling, general and administrative expenses	17	(281,500)	(241,164)
Other income (expenses), net		306	(4,213)

Operating income		372,527	289,358

Finance income	18	43,481	25,530
Finance expenses	18	(138,475)	(99,896)
Net finance result		(94,994)	(74,366)

Share of income of associate	8	4,285	4,172

Income before income taxes		281,818	219,164

Income taxes expenses	19	(24,782)	(10,865)

Net income		257,036	208,299

Other comprehensive income		-	-

Total comprehensive income		257,036	208,299

Income attributable to:
Equity holders of the parent		251,999	203,393
Non-controlling interests		5,037	4,906
		257,036	208,299

Basic earnings per common share	15	2.79	2.26
Diluted earnings per common share	15	2.76	2.22

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2025 and 2024

(In thousands of Brazilian reais)

		Equity attributable to equity holders of the parent
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2024		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012
Net income		-	-	-	-	203,393	203,393	4,906	208,299
Total comprehensive income		-	-	-	-	203,393	203,393	4,906	208,299
Share-based compensation	17	-	-	-	8,630	-	8,630	-	8,630
Treasury shares transferred to executives from exercise of stock options	13	-	(839)	1,665	-	-	826	-	826
Dividends declared	14	-	-	-	-	-	-	(3,712)	(3,712)
Balances at March 31, 2024 (unaudited)		17	2,364,361	(297,485)	163,703	1,583,758	3,814,354	42,701	3,857,055

Balances at January 1, 2025		17	2,344,521	(273,955)	187,497	2,011,875	4,269,955	40,628	4,310,583
Net income		-	-	-	-	251,999	251,999	5,037	257,036
Total comprehensive income		-	-	-	-	251,999	251,999	5,037	257,036
Share-based compensation	17	-	-	-	6,963	-	6,963	-	6,963
Treasury shares transferred to executives from exercise of stock options	13	-	(582)	2,204	-	-	1,622	-	1,622
Dividends declared	14	-	-	-	-	(129,784)	(129,784)	(5,005)	(134,789)
Balances at March 31, 2025 (unaudited)		17	2,343,939	(271,751)	194,460	2,134,090	4,400,755	40,660	4,441,415

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-6

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2025 and 2024

(In thousands of Brazilian reais)

	Notes	March 31, 2025	March 31, 2024
		(unaudited)	(unaudited)
Operating activities
Income before income taxes		281,818	219,164
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	17	91,755	79,269
Write-off of property and equipment	9	305	19
Allowance for expected credit losses	5, 17	16,558	15,264
Share-based compensation expense	17	6,963	8,630
Net foreign exchange differences		476	(190)
Accrued interest	18	76,939	51,745
Accrued interest on lease liabilities	11.2.2, 11.5, 18	29,563	26,744
Share of income of associate	8	(4,285)	(4,172)
Provision (reversal) for legal proceedings		408	(1,851)

Changes in assets and liabilities
Trade receivables		(55,632)	(6,434)
Recoverable taxes		(6,392)	(6,914)
Other assets		(6,131)	1,458
Trade payables		1,893	14,472
Taxes payable		10,787	5,439
Advances from customers		214	3,095
Labor and social obligations		29,774	23,528
Other liabilities		(4,777)	(212)
		470,236	429,054
Income taxes paid		(6,386)	(11,194)
Net cash flows from operating activities		463,850	417,860

Investing activities
Acquisition of property and equipment	9	(38,477)	(22,955)
Acquisition of intangibles assets	10	(17,735)	(69,946)
Dividends received	8	5,598	3,900
Acquisition of subsidiaries, net of cash acquired	11.2.3	(65,162)	(147,262)
Payments of interest from acquisition of subsidiaries and intangibles	11.2.3	(14,536)	(24,735)
Net cash flows used in investing activities		(130,312)	(260,998)

Financing activities
Payments of principal of loans and financing	11.5	(769)	(10,762)
Payments of interest of loans and financing	11.5	(44,980)	(48,806)
Payments of principal of lease liabilities	11.2.2, 11.5	(11,904)	(9,648)
Payments of interest of lease liabilities	11.2.2, 11.5	(29,167)	(26,903)
Proceeds from exercise of stock options		1,622	826
Dividends paid to non-controlling shareholders	11.5, 14	(3,991)	(3,712)
Net cash flows used in financing activities		(89,189)	(99,005)
Net foreign exchange differences		(476)	190
Net increase in cash and cash equivalents		243,873	58,047
Cash and cash equivalents at the beginning of the period	4	911,015	553,030
Cash and cash equivalents at the end of the period	4	1,154,888	611,077

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”).

The Company is formed by a network of higher education and post-graduate institutions, under the regulations of the Ministry of Education (“MEC”), focused on medical schools located in 19 Brazilian States forming the largest educational group by the number of medical school seats in Brazil. The Company also provides other educational services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

On January 24, 2024, MEC authorized the increase of 40 medical school seats of Faculdades Integradas Padrão (“FIP Guanambi”) located in the city of Guanambi, State of Bahia, which resulted in an additional payment of R$49,600 to the former shareholders of FIP Guanambi. With this authorization, the Company reaches 100 medical school seats on this campus. The operation of these medical school seats started in the first quarter of 2024. Such additional seats were accounted for as licenses with indefinite useful life in intangible assets. See Note 10.

On July 12, 2024, MEC authorized the increase of 80 medical school seats of Centro Universitário Tiradentes Alagoas (“UNIMA”), a subsidiary of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”), located in the city of Maceió, State of Alagoas, which resulted in an additional payment of R$107,627 to the former shareholders of DelRey. With this authorization, Afya reached 220 medical school seats on this campus. The operation of these medical school seats started in the third quarter of 2024. Such additional seats were accounted for as licenses with indefinite useful life in intangible assets.

Acquisition in 2024

On July 1, 2024, Afya Participações S.A. ("Afya Brazil”), a wholly-owned subsidiary of Afya, acquired Unidom Participações S.A. (“Unidom”). Unidom is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. It encompasses “Unidompedro” and “Faculdade Dom Luiz”, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal.

The acquisition of Unidom contributed with 300 operational medical school seats to the Undergraduate segment. The authorization request for these 300 medical school seats was made to MEC before the Mais Médicos Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to authorize the operation considering 125 medical school seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 medical school seats initially requested by Unidom. Such decision was confirmed by a federal judge in the State of Bahia in 2023. Currently, Unidom has 300 medical school seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

The total consideration of R$620,762, net of Net Debt, is comprised of: (i) R$340,773 paid in cash on July 1, 2024; and (ii) R$279,989, considering purchase consideration adjustments, payable in up to ten annual installments, adjusted by the interbank deposit certificate ("CDI") rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 medical school seats. In turn, if, within the same 10-year payment period, a final and non-appealable conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 medical school seats, the remaining payment balance will no longer be due. Based on the current status of aforementioned court proceedings, as well as other court decisions in relation to medical school seats approved by MEC under legal proceedings, Management has assessed that the likelihood of payment of such consideration is probable.

As of March 31, 2025, Afya had 3,593 operating medical school seats, including 175 medical school seats from the acquisition of Unidom which are subject to a final conclusion on the court proceedings.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2	Material accounting policies

2.1 Basis of preparation

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and in the basis that it will continue to operate as a going concern.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2024.

The primary source of Afya’s revenue is from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements were approved by the Board of Directors for issuance on May 8, 2025.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis of consolidation

The table below presents a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	March 31, 2025 (unaudited)	December 31, 2024
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”)	Online platform	São Paulo - SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri - SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Unidom Participações S.A. (“Unidom”) (i)	Undergraduate degree programs	Salvador - BA	Subsidiary	-	100%
Instituição Baiana de Ensino Superior Ltda. (“IBES”) (i)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	100%
SESSA - Sociedade de Educação Superior do Semi-Árido Ltda. (“SESSA”) (i)	Undergraduate degree programs	Ribeira de Pombal - BA	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i) Unidom was merged with Afya Brazil on January 1, 2025. As a result, from this date on, Afya Brazil directly controls the Unidom’s subsidiaries IBES and SESSA.

The financial information of the subsidiaries acquired is included in the Company’s unaudited interim condensed consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the unaudited interim condensed consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

2.3 Changes in accounting policies and disclosures

New standards, interpretations and amendments issued and adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2024. Certain amendments apply for the first time in 2025, but do not have significant impacts on the Company’s unaudited interim condensed consolidated financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

3	Segment information

The Company has three reportable segments as follows:

• Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated as a single business.

The tables below present assets and liabilities information for the Company’s operating segments as of March 31, 2025 and December 31, 2024:

As of March 31, 2025 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	8,671,358	265,128	179,187	9,115,673	(3,799)	9,111,874
Current assets	1,725,616	62,775	96,624	1,885,015	(3,799)	1,881,216
Non-current assets	6,945,742	202,353	82,563	7,230,658	-	7,230,658

Total liabilities and equity	8,671,358	265,128	179,187	9,115,673	(3,799)	9,111,874
Current liabilities	1,047,339	186,528	92,899	1,326,766	(3,799)	1,322,967
Non-current liabilities	3,247,944	76,404	23,144	3,347,492	-	3,347,492
Equity	4,376,075	2,196	63,144	4,441,415	-	4,441,415

Other disclosures
Investments in associate (i)	53,129	-	-	53,129	-	53,129
Capital expenditures (ii)	38,136	11,310	6,766	56,212	-	56,212

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2024	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current assets	1,443,566	71,893	82,913	1,598,372	(8,588)	1,589,784
Non-current assets	6,949,619	202,425	87,711	7,239,755	-	7,239,755

Total liabilities and equity	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current liabilities	884,705	188,489	75,589	1,148,783	(8,588)	1,140,195
Non-current liabilities	3,279,846	75,619	23,296	3,378,761	-	3,378,761
Equity	4,228,634	10,210	71,739	4,310,583	-	4,310,583

Other disclosures
Investments in associate (i)	54,442	-	-	54,442	-	54,442
Capital expenditures (ii)	78,825	8,762	5,314	92,901	-	92,901

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets for the three-month period ended Marh 31, 2024.

The tables below present the statements of income for the Company’s operating segments for the three-month periods ended March 31, 2025 and 2024:

March 31, 2025 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	827,372	69,855	39,133	936,360	-	936,360
Inter-segment	-	1,248	2,551	3,799	(3,799)	-
Revenue	827,372	71,103	41,684	940,159	(3,799)	936,360
Cost of services	(250,498)	(23,036)	(12,904)	(286,438)	3,799	(282,639)
Gross profit	576,874	48,067	28,780	653,721	-	653,721
SG&A expenses						(281,500)
Other expenses, net						306
Operating income						372,527
Finance income						43,481
Finance expenses						(138,475)
Share of income of associate						4,285
Income before income taxes						281,818
Income taxes expenses						(24,782)
Net income						257,036

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

March 31, 2024 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	704,519	63,999	35,721	804,239	-	804,239
Inter-segment	-	1,416	852	2,268	(2,268)	-
Revenue	704,519	65,415	36,573	806,507	(2,268)	804,239
Cost of services	(237,653)	(24,771)	(9,348)	(271,772)	2,268	(269,504)
Gross profit	466,866	40,644	27,225	534,735	-	534,735
SG&A expenses						(241,164)
Other income, net						(4,213)
Operating income						289,358
Finance income						25,530
Finance expenses						(99,896)
Share of income of associate						4,172
Income before income taxes						219,164
Income taxes expenses						(10,865)
Net income						208,299

Seasonality of operations

Undergraduate tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; and (ii) Medcel’s revenue, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical practice solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

4	Cash and cash equivalents

	March 31, 2025	December 31, 2024
	(unaudited)
Cash and bank deposits	3,508	6,078
Cash equivalents	1,151,380	904,937
	1,154,888	911,015

Cash equivalents correspond to investment funds and Bank Certificates of Deposit (CDB) with highly rated financial institutions, available for immediate use and have an insignificant risk of changes in value.

As of March 31, 2025, the average interest on these investments is equivalent to 99.3% of the Brazilian interbank interest rates (“CDI”) (December 31, 2024: 99.1%). Cash equivalents denominated in U.S. dollars totaled R$9,078 as of March 31, 2025 (December 31, 2024: R$21,610).

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5	Trade receivables

	March 31, 2025	December 31, 2024
	(unaudited)
Tuition fees	482,645	488,962
Educational content (i)	63,815	62,194
FIES	126,905	79,712
Educational credits (ii)	33,199	26,893
Mobile app subscription (iii)	21,055	24,223
Other	20,552	21,339
	748,171	703,323
(-) Allowance for expected credit losses	(77,251)	(71,477)
	670,920	631,846
Current	636,906	595,898
Non-current	34,014	35,948

(i) Related to trade receivables from sales of e-books and medical courses through Continuing education’s platform.

(ii) Related to the financing programs offered by the Company’s subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrollments and maintained only the agreements that were outstanding as of the acquisition date.

(iii) Related to trade receivables from mobile applications subscriptions for Medical practice solutions.

As of March 31, 2025 and December 31, 2024, the aging of trade receivables was as follows:

	March 31, 2025	December 31, 2024
	(unaudited)
Neither past due nor impaired	361,780	327,052
Past due:
1 to 30 days	140,730	97,390
31 to 90 days	133,485	126,623
91 to 180 days	55,547	91,411
More than 180 days	56,629	60,847
	748,171	703,323

The changes in the allowance for expected credit losses for the three-month periods ended March 31, 2025 and 2024, were as follows:

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Opening balance	(71,477)	(61,398)
Additions	(16,558)	(15,264)
Write-offs	10,784	7,666
Closing balance	(77,251)	(68,996)

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

6	Related parties

The tables below summarize the balances and transactions with related parties:

	March 31, 2025	December 31, 2024
	(unaudited)
Assets
Trade receivables (i)	511	507
Other assets (ii)	83	597
	594	1,104
Current	499	1,010
Non-current	95	94

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Other income (expenses)
UEPC (i)	221	465
EMIVE Patrulha 24 Horas Ltda. (iii)	-	(1)
	221	464

Leases payments (iv)
RVL Esteves Gestão Imobiliária S.A.	6,914	6,385
UNIVAÇO Patrimonial Ltda.	921	899
IESVAP Patrimonial Ltda.	1,329	1,298
	9,164	8,582

(i) Refers to sales of educational content to UEPC.

(ii) Refers to expenses to be reimbursed by Bertelsmann.

(iii) Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

(iv) The carrying amounts of lease liabilities with related parties as of March 31, 2025 totaled R$245,830 (December 31, 2024: R$242,703).

Key management personnel compensation

Key management personnel compensation included in the Company’s unaudited interim condensed consolidated statement of income comprised the following:

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Short-term employee benefits	3,835	3,136
Share-based compensation plans	3,655	5,227
	7,490	8,363

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See Note 13 for additional information on the share-based compensation plans.

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

7	Other assets

	March 31, 2025	December 31, 2024
	(unaudited)
Indemnification assets	77,031	78,701
Advances	21,274	35,140
Judicial deposits - Note 20	17,437	16,938
Prepaid expenses	37,233	19,761
Other FIES credits	9,171	8,982
Dividends receivable	-	1,628
Other assets	11,529	11,870
	173,675	173,020
Current	57,304	57,145
Non-current	116,371	115,875

8	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	March 31, 2025	December 31, 2024
	(unaudited)
Current assets	23,461	38,122
Non-current assets	115,948	116,846
Current liabilities	(19,387)	(30,049)
Non-current liabilities	(86,868)	(87,388)
Equity	33,154	37,531
Company’s share in equity - 30%	9,946	11,259
Goodwill	43,183	43,183
Carrying amount of the investment	53,129	54,442

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Revenue	41,229	38,366
Cost of services	(13,567)	(12,183)
Selling, general and administrative expenses	(12,452)	(10,845)
Net finance results	(197)	(989)
Income before income taxes	15,013	14,349
Income taxes expenses	(731)	(443)
Net income	14,282	13,906
Company’s share of income	4,285	4,172

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The movements during the three-month periods ended March 31, 2025 and 2024 are shown below:

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Opening balance	54,442	51,834
Share of income	4,285	4,172
Dividends received	(5,598)	(3,900)
Closing balance	53,129	52,106

The Company tests the recoverability of the carrying amount of goodwill at least annually. As of March 31, 2025 and December 31, 2024, no impairment had to be recognized for this goodwill.

9	Property and equipment

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024.

The following table shows the balances and movements in property and equipment during the three-month periods ended March 31, 2025 and 2024.

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2024	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386
Additions	35	5,521	-	130	4,012	4,601	70	6	8,580	22,955
Write-off (i)	-	(70)	-	-	(87)	(59)	-	(21)	-	(237)
Transfer	661	-	-	142	-	-	-	26,497	(27,158)	142
As of March 31, 2024 (unaudited)	93,928	125,432	18,852	1,626	114,784	87,352	31,958	290,930	15,384	780,246

As of January 1, 2025	99,366	149,407	18,852	1,442	124,818	108,817	33,553	309,413	44,034	889,702
Additions	113	7,587	-	-	7,131	4,765	380	1,159	17,342	38,477
Write-off (i)	-	(85)	-	(319)	(285)	(455)	(80)	-	-	(1,224)
Transfer	8,295	-	-	-	-	-	-	36,528	(44,823)	-
As of March 31, 2025 (unaudited)	107,774	156,909	18,852	1,123	131,664	113,127	33,853	347,100	16,553	926,955

Depreciation
As of January 1, 2024	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)
Depreciation	(1,036)	(4,287)	-	(95)	(3,208)	(3,668)	(770)	(7,929)	-	(20,993)
Write-off (i)	-	53	-	-	87	57	-	21	-	218
Transfer	-	-	-	(142)	-	-	-	-	-	(142)
As of March 31, 2024 (unaudited)	(10,715)	(33,077)	-	(39)	(23,498)	(30,483)	(19,422)	(52,384)	-	(169,618)

As of January 1, 2025	(13,962)	(45,110)	-	(137)	(28,080)	(41,495)	(21,710)	(80,726)	-	(231,220)
Depreciation	(1,161)	(4,903)	-	(80)	(3,621)	(4,476)	(772)	(11,479)	-	(26,492)
Write-off (i)	-	78	-	185	168	408	80	-	-	919
As of March 31, 2025 (unaudited)	(15,123)	(49,935)	-	(32)	(31,533)	(45,563)	(22,402)	(92,205)	-	(256,793)

Net book value
As of March 31, 2025 (unaudited)	92,651	106,974	18,852	1,091	100,131	67,564	11,451	254,895	16,553	670,162
As of December 31, 2024	85,404	104,297	18,852	1,305	96,738	67,322	11,843	228,687	44,034	658,482

(i) Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2024	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012
Additions (i)	-	49,600	-	-	612	2,471	5,557	5,663	6,043	-	69,946
Write-off (ii)	-	-	-	-	-	-	(35)	-	-	-	(35)
Transfer	-	-	-	-	13,874	1,041	-	(97)	(14,818)	-	-
As of March 31, 2024 (unaudited)	1,334,699	2,825,677	182,060	578,267	85,636	87,713	133,999	80,458	3,359	1,055	5,312,923

As of January 1, 2025	1,526,733	3,360,786	182,060	612,827	95,953	108,269	102,523	134,820	27,473	1,055	6,152,499
Additions	-	-	-	-	-	3,269	2,828	4,198	7,440	-	17,735
Transfer	-	-	-	-	27,456	-	-	-	(27,456)	-	-
As of March 31, 2025 (unaudited)	1,526,733	3,360,786	182,060	612,827	123,409	111,538	105,351	139,018	7,457	1,055	6,170,234

Amortization
As of January 1, 2024	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)
Amortization	-	-	(4,972)	(18,542)	(3,293)	(4,710)	(7,029)	(2,968)	-	(26)	(41,540)
Write-off (ii)	-	-	-	-	-	-	35	-	-	-	35
As of March 31, 2024 (unaudited)	-	-	(31,010)	(320,489)	(27,387)	(46,940)	(38,597)	(23,868)	-	(210)	(488,501)

As of January 1, 2025	-	-	(38,544)	(384,684)	(41,758)	(60,700)	(42,635)	(51,099)	-	(290)	(619,710)
Amortization	-	-	(1,281)	(20,084)	(5,740)	(5,322)	(4,978)	(8,955)	-	(26)	(46,386)
As of March 31, 2025 (unaudited)	-	-	(39,825)	(404,768)	(47,498)	(66,022)	(47,613)	(60,054)	-	(316)	(666,096)

Net book value
As of March 31, 2025 (unaudited)	1,526,733	3,360,786	142,235	208,059	75,911	45,516	57,738	78,964	7,457	739	5,504,138
As of December 31, 2024	1,526,733	3,360,786	143,516	228,143	54,195	47.569	59,888	83,721	27,473	765	5,532,789

(i) On January 24, 2024, MEC authorized the increase of 40 medical school seats of FIP Guanambi, which resulted in an additional payment of R$49,600.

(ii) Refers to intangible assets written-off as result of lack of expectation of future use.

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2024. There were no impairment indicatives of goodwill and intangible assets with indefinite lives for the three-month period ended March 31, 2025.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the three-month period ended March 31, 2025 and for the year ended December 31, 2024 there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

11	Financial assets and liabilities

11.1	Financial assets

	March 31, 2025	December 31, 2024
At amortized cost	(unaudited)
Trade receivables	670,920	631,846
Dividends receivable	-	]1,628
	670,920	633,474
Current	636,906	597,526
Non-current	34,014	35,948

11.2	Financial liabilities

	March 31, 2025	December 31, 2024
At amortized cost	(unaudited)
Trade payables	129,973	128,080
Loans and financing	2,212,674	2,195,161
Lease liabilities	989,184	978,336
Accounts payable to selling shareholders	157,754	215,819
Dividends payable	130,798	-
	3,620,383	3,517,396
Current	839,563	690,395
Non-current	2,780,820	2,827,001

	March 31, 2025	December 31, 2024
At fair value	(unaudited)
Accounts payable to selling shareholders (earn-outs)	20,067	20,067
Accounts payable to selling shareholders (Unidom)	288,520	294,886
	308,587	314,953
Current	33,943	32,137
Non-current	274,644	282,816

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	March 31, 2025	December 31, 2024
				(unaudited)
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	320,237	309,496
FINEP	Brazilian real	TJLP p.y.	2027	7,474	8,209
Softbank	Brazilian real	6.5% p.y.	2026	850,051	845,492
Debentures	Brazilian real	CDI + 1.80% p.y.	2028	512,565	526,946
IFC	Brazilian real	CDI + 1.20% p.y.	2030	522,347	505,018
				2,212,674	2,195,161
Current				373,275	363,554
Non-current				1,839,399	1,831,607

11.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between five and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of March 31, 2025 and December 31, 2024 and the movements during the three-month periods ended March 31, 2025 and 2024 are shown below:

	Right-of-use assets		Lease liabilities
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Opening balance	842,219	767,609	978,336	874,569
Additions	5,593	411	5,593	411
Remeasurement	17,332	37,401	17,332	37,401
Depreciation expense	(18,877)	(16,736)		-
Interest expense	-	-	29,563	26,744
Payments of principal	-	-	(11,904)	(9,648)
Payments of interest	-	-	(29,167)	(26,903)
Write-off (i)	(569)	(28)	(569)	(32)
Closing balance	845,698	788,657	989,184	902,542

Balances:	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
	(unaudited)		(unaudited)
Current	-	-	47,762	45,580
Non-current	845,698	842,219	941,422	932,756

(i) Refers to early termination of lease contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$2,558 for the three-month period ended March 31, 2025 (R$1,331 for the three-month period ended March 31, 2024).

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.3	Accounts payable to selling shareholders

	Interest rate	March 31, 2025	December 31, 2024
		(unaudited)
Accounts payable at amortized cost
Unigranrio	CDI	93,246	90,543
DelRey	Selic	64,508	125,276
Accounts payable at fair value
Shosp	-	454	454
Além da Medicina	-	9,600	9,600
CardioPapers	-	10,013	10,013
Unidom (i)	CDI	288,520	294,886
		466,341	530,772
Current		191,698	185,318
Non-current		274,643	345,454

(i) The account payable to the selling shareholders of Unidom is updated by CDI, as determined in the purchase agreement, and measured at fair value considering the maintenance of the authorization of the 175 operating medical school seats.

The movements during the three-month periods ended March 31, 2025 and 2024 are shown below:

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Opening balance	530,772	566,867
Payments of principal	(65,162)	(147,262)
Payments of interest	(14,536)	(24,735)
Interest	4,601	9,722
Remeasurement of contingent consideration	10,666	818
Closing balance	466,341	405,410

As of March 31, 2025, it is probable that the targets that trigger the contingent considerations payments recognized will be met, including those related to the maintenance of the authorization of the 175 medical school seats of Unidom, considering current stage and development of court proceedings regarding such medical school seats. The fair value of the contingent consideration determined at March 31, 2025 reflects the development, among other factors and the remeasurements charge have been recognized through profit or loss. The own non-performance risk at March 31, 2025 was assessed to be insignificant.

11.3	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	March 31, 2025 (unaudited)		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,212,674	2,195,503	2,195,161	2,196,152
	2,212,674	2,195,503	2,195,161	2,196,152

The Company assessed that the fair values of trade receivables, other assets, trade payables, accounts payable to selling shareholders and other liabilities approximate their carrying amounts.

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy from December 31, 2024 to March 31, 2025.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period.

11.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

operations and expansion. The Company’s main financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

11.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of March 31, 2025.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	March 31, 2025	Index	Base rate
	(unaudited)
Cash equivalents	1,142,302	CDI	160,504
Loans and financing	(1,355,149)	CDI	(213,332)
Loans and financing	(7,474)	TJLP	(596)
Accounts payable to selling shareholders	(381,766)	CDI	(54,020)
Accounts payable to selling shareholders	(64,508)	Selic	(9,128)
Net exposure			(116,572)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(4,999)	(9,999)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$9,078 as of March 31, 2025 (December 31, 2024: R$21,610).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.7416 to U.S. dollar 1.00) as of March 31, 2025, with all other variables held constant.

	Exposure	+10%	-10%
Cash equivalents	9,078	908	(908)

11.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 5 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the statements of financial position on March 31, 2025 and December 31, 2024.

11.4.3	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 31, 2025 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	129,973	-	-	-	129,973
Loans and financing	548,174	1,744,766	359,893	76,180	2,729,013
Lease liabilities	162,211	309,399	297,714	1,343,118	2,112,442
Accounts payable to selling shareholders	218,354	96,058	120,033	359,789	794,234
	1,058,712	2,150,223	777,640	1,779,087	5,765,662

As of December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	128,080	-	-	-	128,080
Loans and financing	526,659	1,494,287	617,818	75,526	2,714,290
Lease liabilities	158,746	303,211	293,178	1,360,107	2,115,242
Accounts payable to selling shareholders	205,322	150,565	99,100	373,498	828,485
	1,018,807	1,948,063	1,010,096	1,809,131	5,786,097

11.5	Changes in liabilities arising from financing activities

	January 1, 2025	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	March 31, 2025
							(unaudited)
Loans and financing	2,195,161	(769)	(44,980)	-	61,672	1,590	2,212,674
Lease liabilities	978,336	(11,904)	(29,167)	22,925	29,563	(569)	989,184
Dividends payable	-	(3,991)	-	134,789	-	-	130,798
	3,173,497	(16,664)	(74,147)	157,714	91,235	1,021	3,332,656

	January 1, 2024	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	March 31, 2024
							(unaudited)
Loans and financing	1,800,775	(10,762)	(48,806)	-	41,205	682	1,783,094
Lease liabilities	874,569	(9,648)	(26,903)	37,812	26,744	(32)	902,542
Dividends payable	-	(3,712)	-	3,712	-	-	-
	2,675,344	(24,122)	(75,709)	41,524	67,949	650	2,685,636

F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants under the debentures and other loans and financing, including net debt ratio to adjusted EBITDA. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financing. There have been no breaches of the financial covenants of any loans and financing in the current period.

No changes were made in the objectives, policies or processes for managing capital during the three-month period ended March 31, 2025.

13	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$12,872 and R$10,292 are recognized in cost of services and selling, general and administrative expenses in the statements of income for the three-month periods ended March 31, 2025 and 2024, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the exercise price, as approved, on July 29, 2020, July 8, 2022 and July 31, 2023. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

During the three-month periods ended March 31, 2025 and 2024 there were no stock options granted by the Company.

The table below presents the number and movements in stock options for the three-month periods ended March 31, 2025 and 2024:

	Weighted average exercise price (in Brazilian Reais)	Number of stock options
		March 31, 2025	March 31, 2024
		(unaudited)	(unaudited)
Outstanding at January 1	67.31	1,610,679	1,696,064
Exercised	62.12	(27,800)	(13,745)
Forfeited	-	-	(10,330)
Outstanding at March 31	64.08	1,582,879	1,671,989
Exercisable	63.34	399,402	228,490

The share-based compensation expense recognized in selling, general and administrative expenses in the statements of income for the three-month periods ended March 31, 2025 and 2024 was R$3,644 and R$3,916, respectively.

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the Restricted Stock Units (RSU) program for its employees. The participant's right to effectively receive ownership of the restricted stock units will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

During the three-month periods ended March 31, 2025 and 2024 there were no movements of RSUs.

The outstanding amount of restricted stock units as of March 31, 2025 and December 31, 2024 was 656,634.

Total RSU expenses recognized in selling, general and administrative expenses in the consolidated statement of income for the three-month periods ended March 31, 2025 and 2024 were R$3,319 and R$4,714, respectively. Labor and social obligations expenses were R$1,008 and R$1,035 for the three-month periods ended March 31, 2025 and 2024, respectively.

14	Equity

Share capital

As of March 31, 2025 and December 31, 2024, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 49,920,068 class A common shares and 43,802,763 class B common shares. As of March 31, 2025 and December 31, 2024, the Company’s authorized capital was US$50 thousand.

Dividends

In the three-month period ended March 31, 2025, CCSI and IESVAP approved the payment of dividends of R$22,205, which R$17,200 was distributed to the Company and R$5,005 to non-controlling shareholders, of which R$1,014 are registered as dividends payable as of March 31, 2025 (March 31, 2024: R$15,409, which R$11,697 was distributed to the Company and R$3,712 to non-controlling shareholders).

On March 12, 2025, the Company’s Board of Directors approved the first dividend distribution in the amount of R$129,784, representing 20% of the Company’s consolidated net income for the year ended December 31, 2024 and a dividend per share of R$1.348923, to the shareholders on record as of the close of business on March 26, 2025, paid in U.S. dollars on April 4, 2025, at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2025.

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Treasury shares

The following table illustrates the number and movements in treasury shares during the three-month periods ended March 31, 2025 and 2024:

	Number of treasury shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2024	3,773,478	79.28
Delivered under the share-based compensation plans	(13,745)	79.28
Outstanding at March 31, 2024 (unaudited)	3,759,733	79.28

Outstanding at January 1, 2025	3,455,538	79.28
Delivered under the share-based compensation plans	(27,800)	79.28
Outstanding at March 31, 2025 (unaudited)	3,427,738	79.28

15	Earnings per share (“EPS”)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock options and RSU plans in the category of potentially dilutive shares.

In the three-month periods ended March 31, 2025 and 2024, Softbank’s series A perpetual convertible preferred shares are dilutive and included on the diluted earnings per share.

The table below presents the basic and diluted earnings per share calculations:

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	251,999	203,393
Interest on convertible preference shares	16,666	12,415
Profit attributable to equity holders adjusted for the effect of the dilution	268,665	215,808
Denominator
Weighted average number of outstanding shares	90,278,384	89,969,430
Effects of dilution from stock options and restricted share units	1,057,400	1,401,628
Effects of dilution from convertible shares	5,917,888	5,917,888
Weighted average number of outstanding shares adjusted for the effect of dilution	97,253,672	97,288,946

Basic earnings per share (R$)	2.79	2.26
Diluted earnings per share (R$)	2.76	2.22

F-29

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

16	Revenue

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Tuition fees	1,165,751	980,975
Other	81,483	72,679
Deductions
Discount and scholarships	(104,703)	(75,637)
Early payment discounts	(55,759)	(48,224)
Returns	(5,797)	(8,234)
Taxes	(48,829)	(38,697)
PROUNI	(95,786)	(78,623)
	936,360	804,239
Timing of revenue recognition
Tuition, digital content and app subscription fees - Transferred over time	914,399	790,149
Other - Transferred at a point in time	21,961	14,090

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the contributions Social Integration Program (Programa de Integração Social, or PIS) and the Social Contribution on Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The tables below present the statements of income for the Company’s operating segments for the three-month periods ended March 31, 2025 and 2024.

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	March 31, 2025 (unaudited)

Types of services or goods	827,372	71,103	41,684	(3,799)	936,360
Tuition fees	823,828	45,898	-	-	869,726
Other	3,544	25,205	41,684	(3,799)	66,634

Timing of revenue recognition	827,372	71,103	41,684	(3,799)	936,360
Transferred over time	823,828	53,787	40,583	(3,799)	914,399
Transferred at a point in time	3,544	17,316	1,101	-	21,961

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	March 31, 2024 (unaudited)

Types of services or goods	704,519	65,415	36,573	(2,268)	804,239
Tuition fees	700,875	39,744	-	-	740,619
Other	3,644	25,671	36,573	(2,268)	63,620

Timing of revenue recognition	704,519	65,415	36,573	(2,268)	804,239
Transferred over time	700,875	56,395	35,147	(2,268)	790,149
Transferred at a point in time	3,644	9,020	1,426	-	14,090

F-30

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17	Costs and expenses by nature

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Payroll	(275,876)	(260,547)
Hospital and medical agreements	(18,636)	(23,919)
Depreciation and amortization	(91,755)	(79,269)
Lease expenses	(2,558)	(1,331)
Utilities	(5,410)	(4,146)
Maintenance	(31,700)	(27,842)
Share-based compensation	(6,963)	(8,630)
Tax expenses	(3,244)	(2,558)
Pedagogical services (i)	(33,557)	(16,611)
Sales and marketing	(20,827)	(16,278)
Allowance for expected credit losses	(16,558)	(15,264)
Travel expenses	(4,824)	(2,606)
Consulting fees	(6,333)	(10,020)
Other	(45,898)	(41,647)
	(564,139)	(510,668)
Cost of services	(282,639)	(269,504)
Selling, general and administrative expenses	(281,500)	(241,164)

(i) For the three-month period ended March 31, 2025 the costs related to the practicing physician who provides practical training and supervision to medical students (preceptors) are recognized as Pedagogical services, considering the terms of the contracts.

18	Finance result

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Income from financial investments	27,551	11,827
Interest received	14,532	12,415
Other	1,398	1,288
Finance income	43,481	25,530

Interest expense	(76,939)	(51,745)
Interest expense on lease liabilities	(29,563)	(26,744)
Financial discounts	(12,536)	(7,779)
Bank fees	(1,127)	(1,530)
Other	(18,310)	(12,098)
Finance expenses	(138,475)	(99,896)

Net finance result	(94,994)	(74,366)

F-31

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis, except by the requirements of the Pillar Two global minimum tax.

Additional social contribution from Organization for Economic Co-operation and Development (“OECD”) Pillar Two global minimum tax

On December 27, 2024, Law 15,079/2024 was enacted, establishing the implementation of the OECD’s Pillar Two global minimum tax in Brazil, effective as of January 1, 2025.

Law 15,079/2024 aligns the Brazilian tax legislation to the OECD’s Global Anti-Base Erosion (GloBE) rules by introducing a minimum effective taxation of 15% through an additional Social Contribution on Net Profit (“CSLL”). This regulation applies to multinational groups within the scope of the OECD’s GloBE rules, specifically those whose ultimate parent entity reported annual consolidated revenues of at least €750 million in at least two of the four fiscal years immediately preceding the year under review.

The rules are designed to ensure that the additional CSLL qualifies as a Qualified Domestic Minimum Top-up Tax (QDMTT) under the OECD Inclusive Framework, subjecting Brazilian entities to a minimum tax rate of 15%.

On March 28, 2025, the Company filed a writ of mandamus with the Brazilian Federal Court challenging the enforceability of the newly enacted additional CSLL. The legal proceeding is grounded on constitutional and statutory arguments, and is waiting for court decision to prevent the collection of the additional CSLL, which is scheduled to be required in 2026 with respect to the 2025 fiscal year.

The additional income tax expense as a result of Law 15,079/2024 for the three-month period ended March 31, 2025 was R$23,212. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Income tax expense

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings, including the effects of the OECD’s Pillar Two global minimum tax, which is applicable for the fiscal year ending December 31, 2025.

F-32

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below presents the reconciliation of income tax expense for the three-month periods ended March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Income before income taxes	281,818	219,164
Statutory income taxes rate	34%	34%
Income taxes at statutory rate	(95,818)	(74,516)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(8,795)	(7,961)
PROUNI - Fiscal incentive (i)	131,430	104,113
Unrecognized deferred taxes	(38,907)	(32,399)
Recognized deferred taxes	7,146	(656)
Presumed profit income tax regime effect (ii)	(189)	25
Permanent adjustments	(808)	(1,499)
Pillar Two - Additional social contribution	(23,212)	-
Other	4,371	2,028
Income taxes expense	(24,782)	(10,865)
Current	(31,928)	(10,865)
Deferred	7,146	-
Effective rate	8.8%	5.0%

(i) The Company adhered to PROUNI, established by Law 11,096/2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by this Law.

(ii) Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of March 31, 2025, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,372,592 of tax-basis (December 31, 2024: R$1,432,444) which does not have expectations that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets over these amounts.

20	Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2024	22,721	21,300	60,340	104,361
Additions	3,324	2,253	12,474	18,051
Reversals (i)	(4,996)	(336)	(14,570)	(19,902)
Balances as of March 31, 2024 (unaudited)	21,049	23,217	58,244	102,510

Balances as of January 1, 2025	31,455	25,140	56,926	113,521
Additions	5,018	2,393	2,035	9,446
Reversals (i)	(1,958)	(2,575)	(2,835)	(7,368)
Balances as of March 31, 2025 (unaudited)	34,515	24,958	56,126	115,599

(i) Includes the reversals of provision for legal proceedings with corresponding indemnification asset.

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by the Company. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

F-33

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tax claims to which the Company is party are mostly tax foreclosures filed by the Brazilian federal and municipal tax authorities.

There are other civil, labor and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	March 31, 2025	December 31, 2024
	(unaudited)
Labor	36,325	38,097
Civil	50,909	50,667
Taxes	25,495	17,498
	112,729	106,262

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other non-current assets in the amount of R$17,437 as of March 31, 2025 (December 31, 2024: R$16,938), presented in Other assets in the statement of financial position.

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$77,031 (December 31, 2024: R$78,701) is presented in non-current other assets.

F-34

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Non-cash transactions

During the three-month periods ended March 31, 2025 and 2024, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions are as follows:

	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Additions and remeasurements of right-of-use assets and lease liabilities	22,925	37,812
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	(1,670)	(4,689)
Dividends payable	130,798	-

22	Subsequent event

Acquisition of FUNIC

On May 7, 2025, Afya Brazil acquired 100% of the total share capital of Faculdade Masterclass Ltda. (“FUNIC”), located in the city of Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais. The acquisition contributes 60 medical school seats to Afya. FUNIC is pre-operational, with leased real estate prepared for a medical school operation, which is expected to start in the second semester of 2025.

The aggregate purchase price is R$100,000, net of the estimated Net Debt deducted from the down payment. The price and payment conditions are: (i) R$60,000, net of the estimated Net Debt, paid in cash on May 7, 2025; and (ii) R$40,000 will be paid in three annual installments adjusted by CDI.

Additionally, the acquisition includes a contingent consideration for up to 60 additional medical school seats. If approved by MEC within 36 months from the closing date, it will result in an additional payment of R$1,000 per approved seat.

FUNIC is pre-operational and the transaction will result in acquisition of intangible assets of licenses with indefinite useful life, as it does not constitute as a business.

*****

F-35